SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 25, 2007

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1. Press Release dated July 24, 2007 announcing 2nd Quarter 2007 financial results.

Exhibit 1	Physical Statistics for 2Q 2007
Exhibit 2	Statements of Income for 2Q 2007
Exhibit 3	Balance Sheets for 2Q 2007
Exhibit 4	Cash Flows for 2Q 2007

Quarterly Earnings Release
FOR IMMEDIATE RELEASE

     COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2007 (2Q07)

Highlights:

  The number of ADSL customers increased 37% and Digital TV service reached 171,386 clients as of June 30, 2007.

  EBITDA in 2Q07 reached Ch$63,534 million (US$120.6 million) as compared to Ch$72,572 million (US$137.7 million) for 2Q06. EBITDA Margin reached 42.7% in 2Q07 compared to 49.7% in 2Q06.

  The Company recorded net income of Ch$3,790 million (US$7.2 million) in 2Q07, compared to a net income of Ch$6,479 million (US$7.2 million) in 2Q06.

  Financial debt decreased 12.8% from US$881 million in 2Q06 to US$768 million in 2Q07.

  Santiago, Chile – July 24, 2007, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica Chile” or the “Company”) today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2007) for the second quarter of 2007. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for June 30, 2007, which was Ch$526.86 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 2Q07
(Comparisons refer to 2Q06)

REVENUES

Telefónica Chile's revenues increased by 1.9% in 2Q07 as compared to 2Q06, amounting to Ch$148,880 million (US$282.6 million). This variation is mainly the result of growing revenues from broadband and Pay TV. Particularly noteworthy is the fact that fixed telecommunications revenues increased 3.0% due to higher revenues from broadband (ADSL), flexible plans and Pay TV, which offset the decrease in revenues from fixed and variable charge.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) increased 16.1% in 2Q07, to Ch$85.346 million (US$162.0 million), mainly explained by: (i) higher sales commissions (+16.1%) resulting from increased commercial activity related to the ADSL and Pay TV services; (ii) higher general expenses, which increased 19.6% due to higher expenses from network rental, TV content, and signal transmission, as well as higher expenses from outsourcing contracts, due to a change in the way the “Speedy” broadband service is marketed, as informed in 1Q07; and (iii) a 16.6% increase in salary costs. Salaries were affected by a Ch$790 million increase, due to the hiring of 477 people during 2007 who had previously been considered external contractors. It should be noted that the costs related to these workers were previously recognized in general expenses. Additionally, the salary cost increased due to the hiring of 207 additional people during 2Q07. These increases were partly offset by a 16.9% reduction in uncollectables.

Operating Costs (Millions of Ch$)	2Q06	2Q07	Var. % 07/06
Salaries	18,290	21,317	17%
Uncollectables	4,992	4,147	-17%
Sales commissions	6,167	7,161	16%
General Expenses	44,081	52,721	20%
Depreciation	53,976	51,481	-4.6%
Total operating expenses	127,506	136,827	7.3%

EBITDA

As a result, EBITDA1 in 2Q07 decreased 12.5% to Ch$63,534 million (US$120.6 million), compared to Ch$72,572 million (US$137.7 million) recorded in 2Q06.

EBITDA margin2 in 2Q07 was 42.7%, compared to the 49.7% recorded in 2Q06. EBITDA margin is mainly affected by higher costs of sales and commissions, primarily associated with broadband and the start-up of the television business.

_________________________
1 EBITDA = operating income + depreciation
2 EBITDA margin = (operating income + depreciation) / total operating revenues

DEPRECIATION
Total depreciation in 2Q07 decreased 4.6% to Ch$51,481 million (US$97.7 million), as compared to Ch$53,976 million (US$102.4 million) in 2Q06.

OPERATING INCOME
Operating income decreased 35.2% to Ch$12,053 million (US$22.9 million) in 2Q07 when compared to Ch$18,596 million (US$35.3 million) in 2Q06. Operating margin reached 8.1% in 2Q07 vs. 12.7% in 2Q06.

NON-OPERATING RESULT
Non-operating result registered a non-operating income of Ch$820 million (US$1.6 million) in 2Q07 as compared to a non-operating loss of Ch$2,801 million (US$5.3 million) in 2Q06.

Non-operating income in 2Q07 is mainly explained by: i) higher interest income of Ch$1,932 million (US$3.7 million) in 2Q07 as compared to Ch$1,369 million (US$2.6 million) in 2Q06, explained by the greater availability of funds for short-term investments and ii) a price-level restatement gain of Ch$4,841 million (US$9.2 million), as a result of the recognition of a temporary gain of Ch$2,669 million (US$5.1 million) related to the fair value of derivative instruments used in debt hedges. This difference is primarily due to the increase in local interest rates during the quarter as compared with the interest rate as of the close of 1Q07. In addition, the CPI of 1.6% during 2Q07 generated a gain, due to the excess of assets over liabilities recorded in pesos and UF (the UF is an inflation-indexed peso-denominated monetary unit in Chile).

The above was partly offset by (i) interest expenses of Ch$4,149 million (US$7.9 million) in 2Q07 as compared to Ch$5,511 million (US$10.5 million) in 2Q06, which decreased by 24.7% on account of the 12.8% reduction in the average interest-bearing debt and the lower average interest rates as compared with 2Q06; and (ii) a loss of Ch$2,897 million (US$5.5 million) in other non-operating expenses in 2Q07 as compared with a loss of Ch$1,575 million (US$3.0 million) in 2Q06.

INCOME TAXES
In 2Q07, Telefónica Chile recorded a total income tax charge in the amount of Ch$9,232 million (US$17.5 million). This compares to the Ch$9,456 million (US$17.9 million) tax charge in 2Q06.

Total income tax in 2Q07 consists of: (i) a charge of Ch$6,666 million (US$12.7 million) in current income taxes; (ii) a credit of Ch$789 million (US$1.5 million) for the reversal of deferred tax liabilities, due to lower levels of depreciation in the taxable income base as result of lower investments as compared to previous years; and (iii) a charge of Ch$3,355 million (US$6.4 million) for deferred taxes from previous periods, due to the change in accounting standards (Technical Bulletin No. 60) in 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years.

NET RESULT
The Company recorded net income of Ch$3,790 million (US$7.2 million) in 2Q07 vs. net income of Ch$6,479 million (US$12.3 million) in 2Q06.

Net income per ADR in 2Q07 amounted to US$0.030, compared to the net income per ADR of US$0.050 recorded in 2Q06. Furthermore, net income per share in 2Q07 equaled Ch$4.0 as compared to Ch$6.8 in 2Q06.

CAPEX
Capital expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$61.7 million in 2Q07 and US$110.6 million in the first half of 2007. Capital expenditures were mainly focused on the development of broadband (ADSL), Pay TV, network maintenance, and projects aimed at improving quality.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS
Fixed Telecommunications is divided into Basic Telephony, Broadband, Television, Access Charges and Interconnections, and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising, and public telephones, among others). Fixed telecommunications revenues, which represented 77.5% of total operating revenues in 2Q07, increased 3.0% as compared to 2Q06, reaching Ch$115,344 million (US$218.9 million).

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 10.3% to Ch$61,173 million (US$116.1 million) in 2Q07 as compared to 2Q06. This decrease is mainly attributable to a 42.1% decrease in the fixed monthly charge and a 36.2% decrease in the variable charge. These were partially offset by an increase in revenue from plans of minutes associated with tariff flexibility, which represented 65% of total lines in service as of June 30, 2007. Revenues from flexible plans account for 21.1% of total revenues, surpassing the aggregate revenues from traditional telephony (fixed charge + variable charge). Basic telephony revenues have been affected by: (i) a 10.6% decrease in average traffic per line for 2Q07 compared to 2Q06, and (ii) an 8.4% decrease in average lines in service compared to 2Q06, mainly as result of the decrease in market share, as well as the revision of the customer base and a change in the criteria used to cut off lines during 3Q06 (71,000 lines). However, revenue diversification through the increased mix of plans associated with tariff flexibility helps mitigate the decline in revenues due to lower traffic and lines in service.

Broadband (ADSL) revenues amounted to Ch$23,379 million (US$44.4 million) in 2Q07, an increase of 46.2% with respect to 2Q06. This increase was primarily due to (i) the 37.1% growth in ADSL connections in the quarter, driven by a commercial focus on selling bundled plans of broadband plus minutes of voice and, starting in June 2006, Pay TV, and (ii) a change in the marketing of the “Speedy” internet service. Beginning in 2007, all revenues from broadband and internet access collected from clients are recorded in the income statement, and outsourcing service costs are recorded in general expenses; the effect of this change on net income is neutral. By providing a single point of contact, through which the Company provides the customer with both the broadband infrastructure and, through outsourcing, internet access, the Company strengthens its relationship with the final customer. In 2Q07, the Company recognized Ch$ 3,665 million in additional revenues related to this change.

Revenues from the new Pay TV business, launched in June 2006, amounted to Ch$5,793 million (US$11.0 million) in 2Q07, accounting for 4% of total revenues after only 12 months of operations. As of June 30, the Company had 171,386 Pay TV clients, attaining 14.6% market share. During 2007, the Company has enhanced its offer, incorporating five additional channels and, in June 2007, becoming the first operator in Latin America to offer IPTV (television over broadband), allowing clients to subscribe to interactive services as a complement to the existing TV service. These interactive services include Video on Demand (VoD), which features a virtual library with over 200 hours of content, which will be updated regularly.

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as network unbundling, interconnection of networks, information services for carriers and network services for wholesalers, among others. These revenues decreased by 2.1% in 2Q07 to Ch$12.473 million (US$23.7 million). This difference was mainly due to decreases of 17.5% and 3.7% in access charge revenues from DLD and ILD, respectively. This effect was partly offset by a 1.3% increase in revenues from other interconnection services. Long distance access charge traffic decreased 16.2% in 2Q07 as compared with 2Q06.

Revenues from Other fixed telecommunications businesses include revenues generated as a result of the Company's contract with Publiguías, revenues from dedicated and dial-up Internet service, revenues generated by the subsidiary Telemergencia (home security services), and revenues from public telephones, interior installations, and equipment marketing. These revenues decreased 16.4% in 2Q07 to Ch$12,526 million (US$23.8 million) as compared to 2Q06. This is mainly due to lower revenues from: (i) dedicated and dial-up Internet access (-18.9%), due to the migration of clients to broadband (ADSL); (ii) Telemergencia home security services (-12.2%), due to a 13.3% decrease in clients; (iii) public telephones (-18.2%), due to lower traffic and lines, as a result of mobile substitution; (iv) interior installations (-12.0%), due to the lower number of lines subject to maintenance charges; (v) equipment marketing (-40.8%), due to decreased sales of PABX, fax machines and telephone equipment; and (vi) directory advertising (-35.7%), due to greater market competition.

LONG DISTANCE
Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.1% of consolidated operating revenues in 2Q07, decreased 5.3% as compared to 2Q06, amounting to Ch$13,620 million (US$25.9 million). The decrease in revenues is due in part to the change in the marketing of the “Speedy” Internet service: Prior to January 1, 2007, Internet Service Providers (ISPs) contracted network rental services for international access to content, and beginning said date, the Company provides this access directly, through its subsidiary Telefónica Larga Distancia. Upon consolidation, the revenues from these accesses are recorded as part of broadband revenues, and consequently, network rental revenues fell 27.9% in 2Q07. The decrease in total long distance revenues is also explained by a decrease of 5.6% in revenues from domestic long distance, due to an 8.8% reduction in average price per minute. However, this decrease has been offset, in part, through the Company's commercial efforts and the launch of “unlimited” DLD plans at the end of 2006, which produced a 2.5% increase in DLD traffic with respect to 2Q06. The lower revenues from DLD were partly offset by higher ILD revenues, which increased 8.6% due to higher revenues from incoming ILD traffic. ILD traffic increased 7.0% with respect to 2Q06.

As a result of these increases in long distance traffic, DLD market share for the quarter increased 5 p.p. with respect to 2Q06, reaching 40.5%, and ILD market share increased 6.7 p.p., to 40.0%, and the Company continued positioning itself as a market leader.

CORPORATE CUSTOMER COMMUNICATIONS
Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Revenues from corporate customer communications, which accounted for 13.0% of consolidated revenues, grew 0.6% with respect to 2Q06, amounting to Ch$19,387 million (US$36.8 million) in 2Q07. This increase was mainly due to a 3.0% increase in revenues from data services associated to the IP network (dedicated IP and Citynet digital data network) and a 7.4% increase in dedicated links and others, due to higher revenues from third-party services relating to the rental and sale of data equipment. These effects were partly offset by decreases of 6.5% in revenues from complementary services and 8.3% in revenues from equipment sales.

In 2Q07, Datared links decreased by 6.8%, whereas ATM and data links through the IP network (dedicated IP) grew by 2.2% and 22.6%, respectively, as compared to 2Q06.

OTHER BUSINESSES
Other businesses include revenues from the administrative service subsidiary t-gestiona and others. These revenues, which accounted for 0.4% of total 2Q07 operating revenues, increased 5.2% with respect to 2Q06, amounting to Ch$529 million (US$1.0 million) in 2Q07.

BUSINESS UNIT PERFORMANCE FOR 2Q07

	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	63,534	42.7%	3,790
Individual by Business Unit
Fixed Telecommunications (Parent Co.)	45,296	38.2%	(1,151)
Long Distance	8,494	37.8%	4,317
Corp. Communications	7,129	31.8%	1,590

COMPANY NEWS

FINAL DIVIDEND

On May 16, 2007, final dividend No. 173 was distributed to shareholders registered as of May 10, 2007. The total amount paid and charged to 2006 net income was Ch$12,866 million, or Ch$13.44234 per share. The sum of this dividend and interim dividend No. 172, paid in November 2006, is equivalent to 100% of 2006 net income.

CAPITAL REDUCTION

At the Extraordinary Shareholders' Meeting held on April 13, 2007, shareholders approved a capital reduction of Ch$48,815 million, equivalent to Ch$51 per share. Payment of this capital reduction was made on June 12, 2007.

LAUNCH OF IPTV

On June 14, 2007, Telefónica Chile became the first company in Latin America to launch a television over broadband (IPTV) service. The Company will deploy this new project gradually, and initially the service will be provided to a limited number of clients. The service is being offered in specific sectors of Santiago, where Telefónica Chile's network has the necessary technological infrastructure.

IPTV will complement the Company's flexible digital TV offering. The service includes interactive features, such as VOD (video on demand), allowing clients to enjoy an extensive range of movies, television series and audiovisual material through a virtual library that will initially contain more than 200 hours of content and will be expanded and updated regularly. Furthermore, the IPTV service delivers a high-quality, 100% digital image with next-generation video compression standards (MPEG4). The high commercial demand associated with IPTV is being handled by a new, exclusive customer service platform, to ensure client satisfaction.

SUPREME COURT DECISION ON LAWSUIT FILED BY VOISSNET

On July 4, 2007, the Chilean Supreme Court announced its ruling on the appeal by the Company against the ruling by the Antitrust Commission. The Supreme Court lowered the fine determined by the Antitrust Commission from 1,500 UTA (“annual tax units”) to 556 UTA (approximately Ch$227 million).

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:
www.telefonicachile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete	Lucille Domville
María José Rodríguez- Carolyn McKenzie	THE GLOBAL CONSULTING GROUP
TELEFONICA CHILE	Tel: 646-284-9416
Tel.: 562-691-3867	E-mail:
Fax: 562-691-2392	Ldomville@hfgcg.com
E-mail:
sofia.chellew@telefonicachile.cl,
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is a leading telecommunications enterprise in Chile, providing local telephony, broadband and pay TV services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services for its corporate communications clients.

     This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Companía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.